Exhibit 12.1

West Pharmaceutical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2013	2012	2011	2010	2009
EARNINGS:
Income before income taxes	$147.1	$108.6	$92.7	$74.5	$83.1
Add:
Fixed charges	22.0	22.6	23.1	21.1	21.9
Less:
Capitalized interest	(1.6)	(1.9)	(1.1)	(0.9)	(2.4)
Adjusted earnings	$167.5	$129.3	$114.7	$94.7	$102.6

FIXED CHARGES:
Interest expense	18.6	18.6	19.3	$17.7	$17.6
One-third of rent expense	3.4	4.0	3.8	3.4	4.3
Total fixed charges	$22.0	$22.6	$23.1	$21.1	$21.9

Ratio of earnings to fixed charges	7.61	5.72	4.97	4.49	4.68